January 25, 2016 Via EDGAR	Jason L. Kropp +1 617 526 6421 (t) +1 617 526 5000 (f) jason.kropp@wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz
Tom Jones
Julie Sherman
Brian Tascio
Re:	Acacia Communications, Inc. Registration Statement on Form S-1 File No. 333-208680

Ladies and Gentlemen:

We are writing on behalf of Acacia Communications, Inc. (the “Company”), with respect to the Registration Statement referenced above (the “Registration Statement”), and to supplementally provide the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with updated information related to the Company’s planned disclosure of certain preliminary financial results for the three months ended December 31, 2015. In our letter to the Staff dated December 23, 2015, we provided the Staff with a proposed framework for the disclosure of revenue and income before provision for income taxes for the three months ended December 31, 2015, which the Company intended to disclose in the Registration Statement. At that time, the Company did not expect to be able to provide disclosure of net income and non-GAAP net income in the Registration Statement, as its closing procedures were not yet complete. Given the passage of time, the Company now expects to be able to provide disclosure of net income and non-GAAP net income, and therefore intends to disclose in the Registration Statement estimated ranges for its revenue, net income, and non-GAAP net income for the three months ended December 31, 2015.

As previously discussed, the Company will be providing a range for its financial estimates because the Company has not yet completed its financial closing procedures and, based on the Company’s historical experience, preliminary estimates of its financial results pending completion of such procedures vary from final results within a reasonably estimable range. The Company will be disclosing a range of its net income and non-GAAP net income for the three months ended December 31, 2015, as well as an accompanying range of growth rates compared to the three-month period ended December 31, 2014. The Company believes that its net income and non-GAAP net income are critical measures of its overall financial performance and,

Securities and Exchange Commission January 25, 2016 Page 2

although the Company will not have completed its financial closing procedures for the quarter ended December 31, 2015 or the preparation of its consolidated financial statements for the year ended December 31, 2015, the Company believes that it will be able to provide a meaningful range of its net income and non-GAAP net income for the three months ended December 31, 2015 as a result of the following factors:

•	The Company has completed its monthly financial closing procedures for October and November 2015 and will be utilizing final operating results for those months in combination with December transactions for which operating expenses have been recognized and accrued to estimate its preliminary net income and non-GAAP net income for the three months ended December 31, 2015.

•	The Company utilizes a rolling 12-month forecast process which is updated during each monthly closing cycle. This process affords an ongoing review and provides the Company with the opportunity to update expected financial results as additional information becomes available. This process is an integral element of the Company’s ability to prepare reasonable estimates of its preliminary financial results.

In addition, in our letter to the Staff dated December 23, 2015, we provided a framework for the disclosure of its financial estimates, as at that time, the Company was unable to estimate the preliminary results for the period. The Company is now able to provide the Staff with the estimated ranges for the Company’s revenue, net income, and non-GAAP net income for the three months ended December 31, 2015.

Respectfully submitted, please find the proposed financial estimates and related disclosure set forth in Appendix A. The Company believes that the proposed presentation of the financial estimates and related disclosure set forth in Appendix A, when taken as a whole with the balance of the Registration Statement, will provide investors with meaningful information and a meaningful framework for analysis of the financial estimates.

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Securities and Exchange Commission January 25, 2016 Page 3

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6421. Thank you for your assistance.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc:	Murugesan Shanmugaraj, Acacia Communications, Inc.
Janene Ásgeirsson, Acacia Communications, Inc.

Appendix A

The below will be included in the Prospectus Summary contained in the Registration Statement:

Recent Operating Results (preliminary and unaudited)

We are currently in the process of finalizing our financial results for the three months ended December 31, 2015. Based on preliminary unaudited information and management estimates for the three months ended December 31, 2015, and subject to the completion of our financial closing procedures, we expect revenue, net income, and non-GAAP net income to be as follows:

	Three Months Ended December 31, 2015		Three Months Ended December 31, 2014	% Change
(In thousands, except percentages)	Low	High	Actual	Low	High
Unaudited Financial Data
Revenue	$66,000	$68,000	$41,012	60.9%	65.8%
Net income	$16,800	$19,000	$2,555	557.5%	643.6%
Non-GAAP net income	$8,700	$10,700	$2,814	209.2%	280.2%

Revenue

We expect revenue for the three months ended December 31, 2015 to be between $66.0 million and $68.0 million, representing an increase of 60.9% to 65.8% when compared to $41.0 million for the three months ended December 31, 2014. The expected increase in revenue for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 is primarily due to increased sales volumes of products within our 100 Gbps product family, as well as increased revenue attributable to the ongoing introduction of products in our 400 Gbps product family.

Net Income

We expect net income for the three months ended December 31, 2015 to be between $16.8 million and $19.0 million, representing an increase of 557.5% to 643.6% when compared to $2.6 million for the three months ended December 31, 2014. The expected increase in net income for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 is due to increased sales volumes as described above driving a corresponding increase in gross profit, partially offset by an increase in operating expenses to support the growth of our business. In addition to these factors, approximately half of the expected increase in net income for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 was attributable to the partial release of the valuation allowance against our recorded deferred tax assets.

Non-GAAP Net Income

We expect non-GAAP net income for the three months ended December 31, 2015 to be between $8.7 million and $10.7 million, representing an increase of 209.2% to 280.2% when compared to $2.8 million for the three months ended December 31, 2014. The expected increase in non-GAAP net income for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 is primarily due to the increase in net income described above.

We define non-GAAP net income as net income as reported on our consolidated statements of operations, excluding the impact of stock-based compensation and preferred stock warrant liability, both of which are non-cash charges, and the effect of the income tax benefit related to the release and reversal of valuation allowances against deferred tax assets. We have presented non-GAAP net income because we believe that the exclusion of stock-based compensation and preferred stock warrant liability and the reversal of the valuation allowance allow for more accurate comparison of our results of operations to other companies in our industry.

The following table reconciles non-GAAP net income to net income, its most directly comparable GAAP financial measure.

	Three Months Ended December 31, 2015		Three Months Ended December 31, 2014	% Change
(In thousands, except percentages)	Low	High	Actual	Low	High
Unaudited Financial Data
Net income	$16,800	$19,000	$2,555	557.5%	643.6%
Stock-based compensation	200	300	119	68.1%	152.1%
Change in fair value of preferred stock warrant liability	250	400	158	58.2%	153.2%
Tax effect of excluded items	(100)	(160)	(18)	455.6%	788.9%
Reversal of valuation allowance on deferred tax assets	(8,450)	(8,840)	—	(100.0)%	(100.0)%
Non-GAAP net income	$8,700	$10,700	$2,814	209.2%	280.2%

We have provided ranges for our preliminary results because our financial closing procedures for the three months ended December 31, 2015 are not yet complete. This information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected results for the three months ended December 31, 2015. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary estimates contained herein, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary estimates. In addition, the foregoing information and estimates are subject to revision as we complete our financial closing procedures for the three months ended December 31, 2015 and prepare our consolidated financial statements and other disclosures as of and for the year ended December 31, 2015, including all disclosures required by GAAP. Because we have not completed our normal quarterly closing and review procedures for the three months ended December 31, 2015, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the three months ended December 31, 2015 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these estimated results for the three months ended December 31, 2015 are not necessarily indicative of the results to be achieved for any future period, and the estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Cautionary Note Regarding

Forward-Looking Statements.” These estimated results should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.